SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.             )

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share (including Rights to Purchase

Series A Participating Preferred Stock)

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter P. Radetich, Esq.

Senior Vice President & General Counsel

Computer Task Group, Incorporated

800 Delaware Avenue, Buffalo, New York

(716) 882-8000

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following are:

*	Text of a voice mail message by James R. Boldt, Chairman and Chief Executive Officer of Computer Task Group, Incorporated (the “Company”), to employees of the Company delivered on August 22, 2007.

*	Letter to Employees of the Company, dated August 22, 2007.

*	Letter to Customers of the Company, dated August 22, 2007.

August 22, 2007

Hi, it’s Jim Boldt with a voice mail message.

As you may already know, RCM Technologies, a New Jersey-based services company, announced yesterday that it has made two proposals to acquire CTG. You may have also seen CTG’s news release responding to their proposals. After careful consideration, the CTG Board of Directors unanimously determined that RCM’s unsolicited proposals are inadequate and do not reflect the value inherent in CTG or our potential growth opportunities. The CTG Board strongly believes in the Company’s ability to successfully execute its strategic plan and provide significant value to its stockholders.

You may be asking yourself why RCM would make an offer to acquire CTG at this time. Well as Business 2.0, a Time-Warner magazine, pointed out in their June issue, CTG was the 69th fastest growing technology company over the last three years out of the over 2,000 publicly-traded companies that they analyzed. So, we are not surprised by RCM’s interest in our company as we have a proven strategy that is working.

Some of you have asked what you can do to help – the most important thing you can do is to continue providing our clients with the outstanding service and support they have come to expect from CTG. Your hard work and dedication are vital to the continued success of our company. I have every confidence that, by remaining focused on our priorities, we will continue to meet and exceed our goals.

Just as a reminder, the recent announcements may result in increased media and investor attention. Therefore, it is particularly important for us to speak with one voice. Consistent with our existing policy, please refer any inquiries from clients, investors, or the media to my assistant Jo Ann Rice at 716-887-7244 so that we can respond to them appropriately.

On behalf of the Board and management team, I would like to thank you for your contributions to the Company and for your continued support.

Additionally, as a number of employees do not have access to corporate voice mail, I will be distributing a letter to all employees as well to deliver this message.

Have a great day!

Additional Information

No tender offer has commenced. If RCM commences a tender offer, CTG intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information about the tender offer and CTG stockholders are urged to read them carefully when they become available. These materials will be made available to CTG stockholders at no expense to them. In addition, such materials and other documents filed with the SEC will be available for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements. When used in this document, the words “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely” and similar expressions are intended to identify these statements as forward-looking statements. These statements are based upon a review of industry reports, current business conditions in the areas where the Company does business, the availability of qualified professional staff, the demand for the Company’s services, and other factors that involve risk and uncertainty. Factors that would cause actual results to differ materially from those projected in such forward-looking statements include but are not limited to general business, industry and economic conditions, continued acceptance of CTG’s products and services by its customers, continued retention of CTG’s employees, the outcome of any legal proceedings that may be instituted against CTG or its directors, the results and related outcomes of reviews of any future proposals by the Board of Directors of CTG, risks that the proposed transaction may disrupt current plans and operations and the other risks that CTG may set forth from time to time in SEC filings. Such forward-looking statements should be read in conjunction with CTG’s disclosures set forth in its 2006 Annual Report Form 10-K and its Quarterly Reports on Form 10-Q, which are incorporated by reference. CTG assumes no obligation to update the forward-looking information contained in this document.

August 22, 2007

Dear Colleague,

As you may already know, RCM Technologies, a New Jersey-based services company, announced yesterday that it has made two proposals to acquire CTG. You may have also seen CTG’s news release responding to their proposals. As we stated in our release, after careful consideration, the CTG Board of Directors unanimously determined that RCM’s unsolicited proposals are inadequate and do not reflect the value inherent in CTG or our potential growth opportunities. The CTG Board strongly believes in the Company’s ability to successfully execute its strategic plan and provide significant value to its stockholders.

You may be asking yourself why RCM would make an offer to acquire CTG at this time. As Business 2.0, a Time-Warner magazine, pointed out in their June issue, CTG was the 69th fastest growing technology company over the last three years out of the over 2,000 publicly-traded companies that they analyzed. So, we are not surprised by RCM’s interest in our company as we have a proven strategy that is working.

Some of you have asked what you can do to help – the most important thing you can do is to continue providing our clients with the outstanding service and support they have come to expect from CTG. Your hard work and dedication are vital to the continued success of our company. I am very confident that, by remaining focused on our priorities, we will continue to meet and exceed our goals.

Just as a reminder, the recent announcements may result in increased media and investor attention. Therefore, it is particularly important for us to speak with one voice. Consistent with our existing policy, please refer any inquiries from clients, investors, or the media to my assistant Jo Ann Rice at 716-887-7244 so that we can respond to them appropriately.

On behalf of the Board and management team, I would like to thank you for your contributions to the Company and for your continued support.

Sincerely,

/s/ James R. Boldt

James R. Boldt

Chairman and Chief Executive Officer

Additional Information

No tender offer has commenced. If RCM commences a tender offer, CTG intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information about the tender offer and CTG stockholders are urged to read them carefully when they become available. These materials will be made available to CTG stockholders at no expense to them. In addition, such materials and other documents filed with the SEC will be available for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements. When used in this document, the words “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely” and similar expressions are intended to identify these statements as forward-looking statements. These statements are based upon a review of industry reports, current business conditions in the areas where the Company does business, the availability of qualified professional staff, the demand for the Company’s services, and other factors that involve risk and uncertainty. Factors that would cause actual results to differ materially from those projected in such forward-looking statements include but are not limited to general business, industry and economic conditions, continued acceptance of CTG’s products and services by its customers, continued retention of CTG’s employees, the outcome of any legal proceedings that may be instituted against CTG or its directors, the results and related outcomes of reviews of any future proposals by the Board of Directors of CTG, risks that the proposed transaction may disrupt current plans and operations and the other risks that CTG may set forth from time to time in SEC filings. Such forward-looking statements should be read in conjunction with CTG’s disclosures set forth in its 2006 Annual Report Form 10-K and its Quarterly Reports on Form 10-Q, which are incorporated by reference. CTG assumes no obligation to update the forward-looking information contained in this document.

[CTG LETTERHEAD]

Dear Valued Customer,

As you know, RCM Technologies, a New Jersey-based services company, recently announced that it has made two proposals to acquire CTG. As you will see in the attached news release, which we issued on August 21, 2007, our Board of Directors previously reviewed this proposal from RCM and, after careful consideration, unanimously determined that RCM’s unsolicited proposal is inadequate and does not reflect the value inherent in CTG or our potential growth opportunities.

Client satisfaction has always been and continues to be our top priority. Our employees are as focused as ever on working with you to meet your needs and to providing you with the world-class services you have come to rely on from us. We are confident that by executing our strategy, we will continue to meet and exceed your expectations – so you can expect it to be business as usual at CTG.

We will make every effort to keep you informed of any new developments should they arise. In the meantime, if you have any additional questions, please feel free to contact your account executive.

On behalf of everyone at CTG, I thank you for ongoing support as we continue to focus on the future.

Sincerely,

/s/ James R. Boldt

James R. Boldt

Chairman and Chief Executive Officer

Additional Information

No tender offer has commenced. If RCM commences a tender offer, CTG intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information about the tender offer and CTG stockholders are urged to read them carefully when they become available. These materials will be made available to CTG stockholders at no expense to them. In addition, such materials and other documents filed with the SEC will be available for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements. When used in this document, the words “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely” and similar expressions are intended to identify these statements as forward-looking statements. These statements are based upon a review of industry reports, current business conditions in the areas where the Company does business, the availability of qualified professional staff, the demand for the Company’s services, and other factors that involve risk and uncertainty. Factors that would cause actual results to differ materially from those projected in such forward-looking statements include but are not limited to general business, industry and economic conditions, continued acceptance of CTG’s products and services by its customers, continued retention of CTG’s employees, the outcome of any legal proceedings that may be instituted against CTG or its directors, the results and related outcomes of reviews of any future proposals by the Board of Directors of CTG, risks that the proposed transaction may disrupt current plans and operations and the other risks that CTG may set forth from time to time in SEC filings. Such forward-looking statements should be read in conjunction with CTG’s disclosures set forth in its 2006 Annual Report Form 10-K and its Quarterly Reports on Form 10-Q, which are incorporated by reference. CTG assumes no obligation to update the forward-looking information contained in this document.

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